Exhibit 99.1

Mazor Robotics Inc. 189 South Orange Ave. Suite 1850 Orlando, FL 32801 Toll Free:1 (800) 80 - MAZOR usa@MazorRobotics.com	Mazor Robotics Ltd. PO Box 3104, 7 HaEshel St. Caesarea Park South 38900, Israel Tel: +972 4 618-7100 Fax: +972 4 618-7111 info@mazorrobotics.com	Mazor Robotics GmbH Borkstraße 10 48163 Münster, Germany Tel: +49 251 703 666 0 Fax: +49 251 703 666 52 Germany@MazorRobotics.com

FOR IMMEDIATE RELEASE

Mazor Robotics Announces Second Quarter 2013 Financial Results

- Global Revenue More than Doubles to $6.2 Million; Recurring Revenue Increases 150% -

- U.S. Revenue Increases 77% to $4.4 Million –

- Gross Margin Expands to 80% -

- Conference Call Today at 8:30 AM EST -

CAESAREA, Israel – August 8, 2013 – Mazor Robotics Ltd. (TASE: MZOR; NASDAQCM: MZOR), the developer of Renaissance™, an innovative surgical guidance system and its complementary products, announced today its financial results for the second quarter ended June 30, 2013.

MANAGEMENT’S COMMENTS

“Our strong financial performance, highlighted by the revenue increase and gross margin expansion, demonstrates continued global adoption of our Renaissance systems as we ended the second quarter with 54 systems installed globally,” commented Ori Hadomi, Chief Executive Officer.  “A majority of the second quarter revenue increase came from the U.S market, which represents a significant growth opportunity for Mazor.  Concurrently, we are also working closely with our global distribution partners outside of the U.S., and are encouraged by the early success in AsiaPacific, including India, Vietnam, Taiwan and Australia.  Furthermore, the continued growth in recurring revenue, which increased 150% this past quarter compared to a year-ago quarter, reflects the increase in our install base and utilization, mainly in the U.S. markets.

In the second quarter, we received our first follow-on order from a major U.S. hospital corporation. This is a key achievement because it reflects a high customer satisfaction level from an organization that has the capacity to add many more systems into its hospital network.  These systems are also being fully utilized in a wide variety of clinical applications - complex, MIS and open cases.  It demonstrates the robustness of the technology further supporting the clinical and economic proposition.”

SECOND QUARTER 2013 FINANCIAL RESULTS ON IFRS BASIS (“GAAP”)

Revenue more than doubled to $6.2 million in the second quarter of 2013 compared to $2.9 million in the second quarter of 2012.  U.S. generated revenue grew 77% to $4.4 million from $2.5 million in the year-ago quarter, primarily due to the commercial sale of five of the Company’s Renaissance™ systems compared with sales of three systems in the second quarter of 2012. International non-U.S. revenues increased to $1.8 million compared to $0.4 million reported in the second quarter of 2012, reflecting system sales in the second quarter of 2013, in Russia, India and Taiwan through distributor partnerships. Recurring revenue from system kit sales, services and other totaled $1.8 million in the second quarter of 2013, or 29% of total sales, compared with $0.7 million, or 25% of total sales, in the second quarter of 2012.

Gross margin expanded to 80% from 75% in the year-ago quarter.  The increase in gross margin is primarily due to the increase in revenues in the second quarter of 2013 compared to the second quarter of 2012. Total operating expenses in the second quarter of 2013 were $5.7 million compared to $3.3 million in the second quarter of 2012, reflecting the Company’s investments in sales and marketing resources. Operating loss for the second quarter of 2013 was $0.7 million compared to an operating loss of $1.2 million in second quarter of 2012.

Net financing expenses were $3.6 million attributed to the revaluation of the fair value of the derivative instruments granted as part of the Company’s investment agreement with Oracle Investment Management Group.

Net loss for the second quarter of 2013 was $4.4 million, or $0.15 per share, compared to a net loss of $1.1 million, or $0.05 per share in the second quarter of 2012.

Cash used in operating activities in the second quarter of 2013 was $0.2 million, compared to $0.1 million provided by operating activities in the second quarter of 2012. As of June 30, 2013, cash, cash equivalents and marketable securities totaled $18.3 million.

Following the ADR program and listing of the Company’s ADSs on NASDAQ on May 28, 2013, the Company met the conditions necessary to receive the second tranche of the investment funds pursuant to the investment agreement dated August 8, 2012 with a group of institutional and accredited investors, led by Oracle Investment Management Group. The second tranche amount of $7.5 million has been received in full, with approximately $3.5 million received prior to the end of the second quarter and the balance received at the beginning of the third quarter.

SECOND QUARTER 2013 FINANCIAL RESULTS ON NON-GAAP BASIS

The tables below include a reconciliation of the Company’s GAAP results to non-GAAP results.  The reconciliation primarily relates to non-cash expense in the amount of $3.6 million with respect to the revaluation of the fair value of the derivative instruments granted as part of the Company’s investment agreement with Oracle Investment Management Group as well as other items described under “Use of Non-GAAP Measures” below.  On a non-GAAP-basis, the net loss in the second quarter of 2013 was $0.5 million, or $0.02 per share, compared to a net loss of $0.9 million, or $0.04 per share in the second quarter of 2012.

SIX-MONTHS ENDED JUNE 30, 2013 FINANCIAL RESULTS IFRS BASIS (“GAAP”)

For the six months ended June 30, 2013, revenue totaled $11.2 million, representing a 108% increase compared to $5.4 million for the six months ended June 30, 2012.  The growth is attributed to the increased penetration of the Company’s Renaissance system, both in the U.S. and globally.  Gross margin for the six months ended June 30, 2013 was 80% compared with 75% in the six months ended June 30, 2012.  GAAP net loss for the six months was $15 million compared to $2.4 million in the first six months of 2012.

SIX MONTHS ENDED JUNE 30, 2013 FINANCIAL RESULTS ON NON-GAAP BASIS

On a non-GAAP-basis, net loss for the first six months of 2013 is $1.0 million, or $0.03 per share, compared to a net loss of $1.9 million, or $0.09 per share in the first six months of 2012.

CONFERENCE CALL INFORMATION

The company will host a conference call to discuss these results on Today, August 8, 2013, at 8:30 AM EST (3:30 PM IST).  Investors within the United States interested in participating are invited to call 877-941-6009 and reference the Conference ID: 4629836.   Participants in Israel can use the toll free dial-in number 1809-21-4368 and reference the same Conference ID number.  All other international participants can use the dial-in number 480-629-9819, using the same Conference ID.

Mazor will hold a conference call for the investment community in Hebrew Thursday, August 8th at 9:30AM Israel time (2:30 AM ET). Investors who wish to participate are invited to call +972-3-9180664. A replay of the event will be available one hour following the conclusion of the call and can be accessed for 48 hours. To access the replay, callers can dial +972-3-9255944.

A replay of the event will be available for two weeks following the conclusion of the call. To access the replay, callers in the United States can call 800-406-7325 and reference the Replay Access Code: 4629836. All international callers can dial 303-590-3030, using the same Replay Access Code. To access the webcast, please visit www.mazorrobotics.com, click ‘Investors.’

Use of Non-GAAP Measures

In addition to disclosing financial results calculated in accordance with generally accepted accounting principles in conformity with International Financial Reporting Standards (GAAP), this press release contains Non-GAAP financial measures for net income and basic and diluted earnings per share that exclude the effects of non-cash expense of amortization of intangible assets, stock-based compensation and revaluation of the fair value of the derivative instruments. Management believes that these non-GAAP financial measures provide meaningful supplemental information regarding our performance that enhances management's and investors' ability to evaluate the company's net income and earnings per share and to compare them to historical net income and earnings per share.

The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Management uses both GAAP and non-GAAP measures when operating and evaluating the business internally and therefore decided to make these non-GAAP adjustments available to investors.

About Mazor

Mazor Robotics (TASE: MZOR; NASDAQCM: MZOR) is dedicated to the development and marketing of innovative surgical robots and complementary products that provide a safer surgical environment for patients, surgeons, and operating room staff. Mazor Robotics’ flagship product, Renaissance™, is a state-of-the-art surgical robotic system that enables surgeons to conduct spine surgeries in an accurate and secure manner. Mazor Robotics systems have been successfully used in the placement of over 35,000 implants in the United States and Europe.  Numerous peer-reviewed publications and presentations at leading scientific conferences have validated the accuracy, usability, and clinical advantages of Mazor Robotics technology.  For more information, the content of which is not part of this press release, please visit www.mazorrobotics.com.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and other Federal Securities laws.  Forward-looking statements are statements that are not historical facts and may include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. For example, forward-looking statements are used in this press release, when we discuss our belief that the U.S. market represents a significant growth opportunity for us. These statements are only predictions based on Mazor's current expectations and projections about future events.  There are important factors that could cause Mazor's actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements.  Those factors include, but are not limited to, the impact of general economic conditions, competitive products, product demand and market acceptance risks, reliance on key strategic alliances, fluctuations in operating results, and other factors indicated in Mazor's filings with the Securities and Exchange Commission (SEC).  For more details, refer to Mazor's SEC filings and the amendments thereto, including its Registration Statement on Form 20-F filed on May 10, 2013 and its Current Reports on Form 6-K. Mazor undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in our expectations, except as may be required by law.

U.S. Contacts: EVC Group

Michael Polyviou/Robert Jones - Investors
mpolyviou@evcgroup.com; bjones@evcgroup.com
212/850-6020; 646/201-5447

Chris Gale – Media
jcarter@evcgroup.com
212/850-6021

Mazor Robotics Ltd.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF INCOME
(U.S. Dollars in thousands, except per share data)
(UNAUDITED)

	Three-month period		Six-month period
	ended June 30,		ended June 30,
	2013	2012	2013	2012
Revenue	$6,244	$2,907	$11,150	$5,350

Cost of revenue	$1,266	$739	$2,216	$1,340

Gross profit	$4,978	$2,168	$8,934	$4,010

Operating costs and expenses:
Research and development	$987	$663	$1,915	$1,262
Selling and Marketing	$4,012	$2,224	$7,121	$4,134
General and administrative	$660	$453	$1,235	$899
Total operating costs and expenses	$5,659	$3,340	$10,271	$6,295

Loss from operations	$(681)	$(1,172)	$(1,337)	$(2,285)

Financing income (expenses), net	$(3,634)	$53	$(13,532)	$(85)

Loss before taxes on income	$(4,315)	$(1,119)	$(14,869)	$(2,370)

Taxes on income	$62	$2	$100	$4

Net loss	$(4,377)	$(1,121)	$(14,969)	$(2,374)

Net loss attributable to ordinary shareholders	$(4,377)	$(1,121)	$(14,969)	$(2,374)

Net loss per share – Basic and diluted attributable to ordinary shareholders	$(0.15)	$(0.05)	$(0.51)	$(0.11)

Weighted average common shares outstanding – Basic and diluted	29,630	22,181	29,469	22,179

Mazor Robotics Ltd.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
(U.S. Dollars in thousands)

	As of
	June 30,	December 31,
	2013	2012
	Unaudited	Audited
Balance Sheet Data:
Current Assets
Cash and cash equivalents	$18,332	$12,797
Investments in marketable securities	$16	$4,156
Trade receivables	$3,350	$1,147
Other accounts receivable	$767	$680
Inventory	$1,580	$1,257
Total Current Assets	$24,045	$20,037
Non-Current Assets
Prepaid lease fees and deferred expenses	$270	$64
Deferred tax assets, net	$88	$80
Property and equipment, net	$839	$766
Intangible assets, net	$240	$387
Total Non-Current Assets	$1,437	$1,297
Total assets	$25,482	$21,334

Current liabilities
Trade payables	$1,681	$1,318
Other accounts payable	$4,138	$2,706
Total current liabilities	$5,819	$4,024

Non-Current Liabilities
Employee benefits	$308	$199
Liabilities to the OCS	$-	$301
Derivative liabilities on account of warrants	$-	$3,990
Total Non-Current liabilities	$308	$4,490
Total liabilities	$6,127	$8,514

Equity
Share capital	$80	$73
Share premium	$70,968	$58,910
Amounts allocated to share options	$9,833	$554
Capital reserve for share-based payment transactions	$3,330	$3,170
Foreign currency translation reserve	$2,119	$2,119
Accumulated loss	$(66,975)	$(52,006)
Total equity	$19,355	$12,820
Total liabilities and equity	$25,482	$21,334

Mazor Robotics Ltd.
Reconciliation of GAAP to Non-GAAP Financial Measures
 (U.S. Dollars in thousands, except per share data)
(UNAUDITED)

	Three-month period		Six-month period
	ended June 30,		ended June 30,
	2013	2012	2013	2012
GAAP gross profit	$4,978	$2,168	$8,934	$4,010
Amortization of intangible assets	$73	$75	$146	$151
Stock-based compensation:	$3	$1	$5	$3
Non-GAAP gross profit	$5,054	$2,244	$9,085	$4,164
GAAP gross profit as percentage of revenues	80%	75%	80%	75%
Non-GAAP gross profit as percentage of revenues	81%	77%	81%	78%

GAAP operating expenses	$5,659	$3,340	$10,271	$6,295
Stock-based compensation:
Research and development	$(22)	$(8)	$(49)	$(11)
Selling and Marketing	$(79)	$(78)	$(148)	$(193)
General and administrative	$(78)	$(32)	$(160)	$(74)
Non-GAAP operating expenses	$5,480	$3,222	$9,914	$6,017

GAAP operating loss	$(681)	$(1,172)	$(1,337)	$(2,285)

Non-GAAP operating loss	$(426)	$(978)	$(829)	$(1,879)

GAAP Financing income (expenses), net	$(3,634)	$53	$(13,532)	$(85)
Change in fair value of derivative instruments	$3,603	$-	$13,510	$-
Non-GAAP Financing income (expenses), net	$(31)	$53	$(22)	$(85)

GAAP net loss	$(4,377)	$(1,121)	$(14,969)	$(2,374)
Stock-based compensation	$182	$119	$362	$281
Amortization of intangible assets	$73	$75	$146	$151
Change in fair value of derivative instruments	$3,603	$-	$13,510	$-
Non-GAAP net loss	$(519)	$(927)	$(951)	$(1,942)

GAAP basic and diluted loss per share	$(0.15)	$(0.05)	$(0.51)	$(0.11)

Non-GAAP basic and diluted loss per share	$(0.02)	$(0.04)	$(0.03)	$(0.09)

Mazor Robotics Ltd.
CONDENSED CONSOLIDATED INTERIM CASH FLOW STATEMENTS
 (U.S. Dollars in thousands)
(UNAUDITED)

	Three-month period		Six-month period
	ended June 30,		ended June 30,
	2013	2012	2013	2012
Cash flows from operating activities:
Loss for the period	$(4,377)	$(1,121)	$(14,969)	$(2,374)

Adjustments:

Depreciation and amortization	$146	$125	$292	$249
Change in fair value of derivative liability on account of warrants	$3,603	$-	$13,510	$-
Finance (income) expenses, net	$33	$(107)	$(14)	$(95)
Share-based payment	$182	$119	$362	$282
Taxes on income	$62	$2	$100	$4

	$4,026	$139	$14,250	$440

Change in inventory	$(403)	$128	$(390)	$100
Change in trade and other accounts receivable	$(187)	$1,037	$(2,390)	$(586)
Change in prepaid lease fees	$(1)	$(1)	$(6)	$2
Change in trade and other accounts payable	$787	$(219)	$1,581	$214
Change in employee benefits	$4	$11	$109	$30

	$200	$956	$(1,096)	$(240)

Interest received	$-	$87	$58	$400
Income tax paid	$-	$-	$(35)	$-
	$-	$87	$23	$400

Net cash (used in) provided by operating activities	$(151)	$61	$(1,792)	$(1,774)

Cash flows from investing activities:
Proceeds from short-term investments and deposits, net	$1,344	$1,045	$4,175	$4,041
Purchase of property and equipment	$(68)	$(24)	$(151)	$(157)
Net cash provided by investing activities	$1,276	$1,021	$4,024	$3,884

Cash flows used in financing activities:
Proceeds from exercise of share options and warrants, net	$3,443	$-	$3,283	$-
Proceeds from exercise of share options by employees	$243	$3	$259	$3
Repayment of loans to the OCS	$(247)	$(123)	$(247)	$(123)
Net cash (used in) provided by financing activities	$3,439	$(120)	$3,295	$(120)

Net increase in cash and cash equivalents	$4,564	$962	$5,527	$1,990
Cash and cash equivalents at the beginning of the period	$13,744	$2,777	$12,797	$1,655

Effect of exchange rate differences on balances of cash and cash equivalents	$24	$(50)	$8	$44

Cash and cash equivalents at the end of the period	$18,332	$3,689	$18,332	$3,689

Supplementary cash flows information:
Transfer of inventory to fixed assets	$67	$26	$67	$26